

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 23, 2018

Via E-mail
Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re:** **Arbor Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-32136**

Dear Mr. Elenio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed on February 23, 2018

Notes to consolidate financial statements, page 75

Note 3 - Acquisition of our former manager's agency platform, page 88

1. We note that you recorded the $25.0 million payment to settle the management agreement as goodwill. We also note that your former manager's agency employees became your employees at the acquisition date of July 14, 2016. Please explain to us your basis for recording the payment as goodwill and cite the relevant accounting literature you relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun 202-551-3581 or me at 202-551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities